SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

14 July, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	2Q26 bp Trading Statement Part 1 of 1 dated 14 July 2026

Exhibit 1.1

FOR IMMEDIATE RELEASE
London 14 July 2026
BP p.l.c. Trading Statement

Second quarter 2026 trading statement
 The following Trading Statement provides a summary of BP p.l.c.'s (bp) current estimates and expectations for the second quarter of 2026, including data on the economic environment as well as group performance during the period. The information presented is not comprehensive of all factors which may impact bp's group results for the second quarter 2026 and is not an estimate of those results.

Also refer to bp's first quarter 2026 group results announcement on 28 April 2026 for second quarter and full year 2026 guidance items which continue to apply unless explicitly stated. A summary of that guidance is provided in the Appendix to this Trading Statement. All information provided is subject to the finalization of bp's financial reporting processes and actual results may vary. See the Glossary for a definition of guidance items included in this Trading Statement.

bp's group results for the second quarter 2026 are scheduled to be published on 4 August 2026.

Updated 2Q26 guidance
Earnings considerations for 2Q 2026 underlying RC profit before interest and tax, relative to 1Q 2026:
●       Reported upstream production in the second quarter is expected to be 2,170 to 2,220mboe/d (1Q 2026: 2,339mboe/d) due to seasonal maintenance predominantly in the Gulf of America and the effects of disruption in the Middle East. Within this,

◦       gas & low carbon energy is expected to be 750 to 770mboe/d (1Q 2026: 798mboe/d).

◦       oil production & operations is expected to be 1,420 to 1,450mboe/d (1Q 2026: 1,541mboe/d).

●      Gas & low carbon energy segment: realizations, compared to the prior quarter, are expected to have an impact in the range of +$0.5 to 0.7 billion. These include the impact of price lags and the changes in non-Henry Hub natural gas marker prices. The gas marketing and trading result is expected to be broadly flat compared with the first quarter.

●       Oil production & operations segment: realizations, compared to the prior quarter, are expected to have an impact in the range of +$1.8 to 2.1 billion, including the impact of the price lags on bp's production in the Gulf of America and the UAE. Exploration write-offs are expected to be around $(0.5) billion this quarter, primarily reflecting the impact of the sale of Bay du Nord in Canada.

●       Customers & products segment: compared to the prior quarter, results are expected to reflect the following factors:

◦  customers - seasonally higher volumes, higher fuels margins and broadly flat integrated midstream performance.

◦     products - stronger realized refining margins in the range of +$1.2 to 1.4 billion. We expect throughput of 1,445 to 1,475mb/d (1Q 2026: 1,527mb/d), reflecting higher planned turnaround activity and lower Whiting volumes following the April third-party event.  The oil trading result is expected to be slightly higher compared with the first quarter.

Other financial considerations for 2Q 2026
●    The group underlying effective tax rate for the second quarter is expected to be between 33% and 37%, due to the geographical mix of profits.

●      Net debt at the end of the second quarter is expected to be in the range of $22 to 23 billion (1Q 2026: $25.3 billion). This reduction is after:

◦       the payment of $2.9 billion to redeem the €2.5 billion perpetual hybrid bonds on 22 June 2026 in line with plans to reduce hybrids by $4.3 billion by end 2027. Remaining hybrid bonds are expected to be around $13 billion at 2Q26 (1Q 2026: $16.0 billion); and

◦       the payment for $1.1 billion Gulf of America settlement liabilities, which contributes to an expected working capital build in the range of $0 to 1.5 billion.

As a result, we expect the total of net debt, hybrids and Gulf of America settlement liabilities to reduce by around $6.3 to 7.3 billion compared with the first quarter.

●       The second quarter results are expected to include post-tax adjusting items relating to impairments of around $1.0 billion. These charges are primarily attributable to transition businesses in the gas & low carbon energy segment and are excluded from underlying replacement cost profit.

Underlying replacement cost (RC) profit before interest and tax, underlying effective tax rate, net debt, and working capital (after adjusting for inventory holding gains or losses, fair value accounting effects and other adjusting items) are non-IFRS measures.

Trading conditions and rules of thumb
 The marker prices and margins below do not represent the actual prices or margins realized by bp during the given periods.
●       Brent averaged $103.85/bbl in the second quarter 2026 compared to $81.13/bbl in the first quarter 2026.

●       US gas Henry Hub first of month index averaged $2.90/mmBtu in the second quarter 2026 compared to $5.05/mmBtu in the first quarter 2026.

●       The bp RIM averaged $29.6/bbl in the second quarter 2026 compared to $16.9/bbl in the first quarter 2026.

Rules of thumb below are intended to give directional indicators of the impact of changes in the trading environment on bp's 2026 full-year pre-tax results. These rules of thumb are approximate and based upon bp's current portfolio of oil and gas businesses. The weighting of the rules of thumb for Brent and Henry Hub is an approximate split of 80% to oil production & operations and 20% to gas & low carbon energy.

The relationship between prices and results is not necessarily linear across a wide range of oil and gas prices. Changes in margins, differentials, seasonal demand patterns, operational issues, hedge positions and other factors including timing of acquisition and divestment activity, can also materially impact the results. Hedging activity impacts the Henry Hub rule of thumb and as a result should not be treated as representative of the longer-term sensitivity.

Significant differences between the estimates implied by the application of the rules of thumb and the actual results themselves may also arise due to complex mechanisms for calculating government shares of oil and gas revenues in some jurisdictions, depending on price levels.

The bp Refining Indicator Margin rule of thumb reflects the sensitivity of the group's results to changes in refining margins. However, actual margins realized by bp may vary due to a variety of factors, including the actual mix of a crude and product for a given quarter.  Under the current market conditions, and resulting heightened volatility in commodity and refined product prices, crude differentials, transportation costs and product mix may vary significantly. See Refining Indicator Margin link for more information.

Further information on prices and bp's current rules of thumb can be found at the following link: bp.com Rules of Thumb

Rules of thumb
Operating environment rules of thumb for the full year 2026	Impact on pre-tax replacement cost operating profit
Oil pricea Brent +/- $1/bbl	$340m
Natural gas pricea Henry Hub +/- $0.10/mmBtu	$40m
Refining indicator margin RIM +/- $ 1/bbl	$550m
a.       Combined indicator for oil production & operations and gas & low carbon energy.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c., is Michael Sosso, Executive Vice President, Legal.

Appendix
Select financial and operating metrics
	1Q26 reported	2Q26 updated outlook
upstream productiona (mboe/d)	2,339	2,170 to 2,220
oil production & operations production (mboe/d)	1,541	1,420 to 1,450
gas & low carbon energy production (mboe/d)	798	750 to 770
oil production & operations exploration write-offs ($ billion)	-	~(0.5)
Refining throughput (mb/d)	1,527	1,445 to 1,475
Group underlying effective tax rate (%)	32	between 33 and 37
Net debt ($ billion)	25.3	22 to 23
Hybrid bonds ($ billion)	16.0	~13.0
Working capital (build) ($ billion)	(6.0)	0 to (1.5)
a.       Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.

Guidance issued in 1Q26 Stock Exchange Announcementa
Guidance Area	Full Year 2026	2Q26 vs 1Q26
Reported and underlying upstream production
Reported upstream production to be lower due to effects of disruption in the Middle East and underlying upstream production to be broadly flat, of which oil production & operations broadly flat and gas & low carbon energy lower

Reported upstream production to be lower due to seasonal maintenance predominantly in the Gulf of America and the effects of disruption in the Middle East. The heightened volatility in the oil and gas prices could also impact PSA contracts.

Customers
●  Expect to make continued progress growing cash flows, supported by lower underlying operating expenditure* driven by structural cost reductions*. These benefits will be partly offset by the earnings impact of completed and announced divestments
● Reported earnings will benefit from lower depreciation as a result of the assets held for sale accounting treatment of Castrol following the planned divestment
●   Fuel margins remain sensitive to movements in the cost of supply

●   Seasonally higher volumes to be more than offset by a lower midstream result, including the potential reversal of the 1Q timing effects.
●   Fuels margin to remain sensitive to conditions and developments in the Middle East

Products	● Significantly lower level of turnaround activity ● Refining margins to remain sensitive to the cost of supply and conditions in the Middle East
●  Refining throughput to be impacted by a higher level of planned refinery turnaround activity
●   Lower throughput at Whiting due to a third-party event in April which has now been resolved
●  Refining margins remain sensitive to the cost of supply and conditions in the Middle East

Hybrid capital		Reduce through the redemption, without replacement, of €2.5bn of perpetual hybrid bonds
OB&C	Around $1bn charge
DD&A	Broadly flat
Underlying effective tax rateb	Around 40%
Capital expenditure	$13-13.5bn, evenly weighted through the year
Divestment and other proceeds	$9-10bn, including ~$6bn from the announced Castrol transaction, all significantly weighted to the 2H
Gulf of America oil settlement payments	~$1.6bn pre-tax including $0.4bn in 1Q and $1.1bn 2Q
a        Refer to bp's first quarter 2026 group results announcement and bp.com for full text and definitions.
b        Underlying effective tax rate is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group's profits and losses.

Glossary
Net debt and gearing are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided in the Stock Exchange Announcement.

We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses and are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

Refining indicator margin (RIM) is a simple indicator of the weighted average of bp's crude slate and product yield as deemed representative for each refinery. Actual margins realized by bp may vary due to a variety of factors, including the actual mix of a crude and product for a given quarter.

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is a non-IFRS measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is a non-IFRS measure and is calculated as RC profit or loss including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation.

upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments. Upstream production includes bp's share of equity-accounted entities.

Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.

Change in working capital adjusted for inventory holding gains/losses, fair value accounting effects relating to subsidiaries and other adjusting items is a non-IFRS measure. It is calculated by adjusting for inventory holding gains/losses reported in the period; fair value accounting effects relating to subsidiaries reported within adjusting items for the period; and other adjusting items relating to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory. This represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period. The nearest equivalent measure on an IFRS basis for this is movements in inventories and other current and non-current assets and liabilities.

bp utilizes various arrangements in order to manage its working capital including discounting of receivables and, in the supply and trading business, the active management of supplier payment terms, inventory and collateral.

Cautionary Statement
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including (without limitation): the extent and duration of the impact of current geopolitical and market conditions including price fluctuations in crude oil, natural gas and refined products; changes in demand for bp's products; currency fluctuations; drilling and production results; reserves estimates; sales volume and sales mix numbers; supply and demand imbalances including as a result of direct or indirect restrictions on production or disruptions to supply; regional pricing differentials and refining margins; seasonal impacts on product demand and operating expenses; resolution of trading and derivative positions for the quarter; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars, regional conflicts including the Middle East conflict and acts of terrorism; cyber-attacks or sabotage as well as those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F 2025 as filed with the US Securities and Exchange Commission. Furthermore, additional factors may exist that will be relevant to bp's group results for the second quarter of 2026 that are not currently known or fully understood. Neither bp nor any of its subsidiaries assumes any obligation to update, revise or supplement any forward-looking statement contained in this announcement to reflect future circumstances, events or information.
The contents of websites referred to in this announcement do not form part of this announcement.

Contacts
	London	Houston

Press Office	Rita Brown	Paul Takahashi
	+44 (0) 7787 685821	+1 713 903 9729

Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116
BP p.l.c.'s LEI Code 213800LH1BZH3DI6G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 July 2026
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary